

March 28, 2014

Via E-mail
Mr. James F. Westmoreland
Principal Executive Officer
Daybreak Oil and Gas, Inc.
601 W. Main Ave., Suite 1017
Spokane, WA 99201

> **Re:** **Daybreak Oil and Gas, Inc.**
> **Form 10-K for the Fiscal Year ended February 28, 2013**
> **Filed May 28, 2013**
> **Response Letter dated March 6, 2014**
> **File No. 000-50107**

Dear Mr. Westmoreland:

We have reviewed your response letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year ended February 28, 2013

Reserves, page 19

1.   We note your response to prior comment three. So that we may better understand the changes to PUD volumes and future development costs, please address the following:

- Quantify the amount of future development costs associated with the 69,340 bbls increase to proved undeveloped reserves.

- Quantify any change in reserves with respect to the farm-in agreement that requires a third party to incur $156,275 of your development costs.

- Quantify the amount of development costs associated with the two PUD locations that were scheduled to be drilled in the same month as the effective date of the related reserve report and address the apparent inconsistent treatment of PUD volumes and related development costs.

- Tell us if the aforementioned two PUD locations were drilled and if applicable, specify when the drilling occurred.

- Quantify the changes to development costs and reserve quantities that relate to a decrease in your working and corresponding net revenue interest of approximately 10%.

- Quantify the decrease to your development costs with respect to the change in the completion methodology used relative to that in prior years.

Exhibit 99.1

2.   We have read your response to prior comment six in our letter dated February 20, 2014 and re-issue our comment in part as the reserve report does not include certain disclosures required by Item 1202(a)(8) of Regulation S-K. Please obtain and file a revised report that addresses the following information in order to satisfy your filing obligations.

- The purpose for which the report was prepared (e.g. for inclusion as an exhibit in a filing made with the U.S. Securities and Exchange Commission (SEC) (Item 1202(a)(8)(i)).

- The date on which the report was completed (in addition to the effective date) (Item 1202(a)(8)(ii)).

- The proportion of the Company's total proved reserves covered by the report (Item 1202(a)(8)(iii)).

- A statement that the assumptions, data, methods and procedures used in the preparation of the report are appropriate for the purpose served by the report (Item 1202(a)(8)(iv)).

- The average realized prices in addition to the initial benchmark prices by product type for the reserves included in the report as part of the primary economic assumptions (Item 1202(a)(8)(v)).

- A discussion of the possible effects of regulation on the ability of the registrant to recover the estimated reserves (Item 1202(a)(8)(vi)).

- A statement that the third party has used all methods and procedures as it considered necessary under the circumstances to prepare the report (Item 1202(a)(8)(viii)).

You may contact John Cannarella at (202) 551-3337 or if you have questions regarding comments on the financial statements and related matters. Please contact John Hodgin, Petroleum Engineer, at (202) 551-3699 with any questions about engineering comments. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

/s/ Karl Hiller

Karl Hiller
Branch Chief